BRIGHTEC Inc. 8c Pleasant Street, First Floor South Natick, MA 01760 508/647-9710 T 508/647-9711 F www.brightec.com

February 21, 2007

Ms. Tia Jenkins
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 3561
Washington, DC 20549

Re: Advanced Lumitech, Inc.
       Form 10-KSB for Fiscal Year Ended December 31, 2005
       Form 10-QSB for Fiscal Quarter Ended March 31, 2006
       File No. 033-55254-27

Dear Ms. Jenkins:

We are in receipt of your letter dated February 8, 2007 regarding our delay in responding to the Securities and Exchange inquiry dated July 25, 2006. Thank you for referring us to Carlton Tartar. We have recently been in contact with him on multiple occasions regarding the various comments and restatements that we are currently preparing so that we may respond appropriately and accurately to the comments you have made on our filings referenced above.

Although we are diligently working on a response, we will be unable to provide our response to your comments by the stated February 22, 2007 deadline. We are still making changes to the 2005 Form 10-KSB and the March 2006 Form 10-QSB based upon our auditors’ proposed adjustments and corrections. We anticipate filing our response and amended filings no later than March 2, 2007.

We appreciate the opportunity to respond to your comments and look forward to working with you to resolve them.

Sincerely,

/s/  Patrick Planche

Patrick Planche
Chief Executive Officer and Chief Financial Officer